December 11, 2018

Frank Ramirez
Chief Executive Officer
St. Renatus, LLC
1000 Centre Avenue, Suite 120
Fort Collins, CO 80526

       Re: St. Renatus, LLC
           Preliminary Offering Statement on Form 1-A
           Filed November 15, 2018
           File No. 024-10920

Dear Mr. Ramirez:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 15, 2018

Part II and III
Summary, page 1

1. We note your statements that you secured new debt bridge financing earlier this year from your directors and your major investor. However, we also note that in
Item 6 of Part I of
      your filing, you stated that there were no unregistered securities issued or sold within one year. Please reconcile your disclosures or advise.
Part II and III
Unaudited Historical and Pro Forma Financial Statements, page 37

2. Under this heading, you state that "...unaudited financial statements of St. Renatus and
      Apollonia are set forth below...". Further you indicate on page 61 that "...St. Renatus'
      financial statements and the notes thereto... is included elsewhere in this proxy statement/offering circular". However, we did not note any financial statements filed.
 Frank Ramirez
FirstName LastNameFrank Ramirez
St. Renatus, LLC
Comapany11, 2018 Renatus, LLC
December NameSt.
December 11, 2018 Page 2
Page 2
FirstName LastName
         Please address the following:

             Refer to Part F/S (a) General Rules and (b) Financial Statements for Tier 1 Offerings
             of Form 1-A and provide the required financial statements and related notes to the financial statements for St. Renatus, Apollonia, LLC., and Nasadent, LLC, as
             applicable. In this regard, we noted your disclosure of EKS&H LLP as your auditors in Part 1 of the Form 1-A and further disclosure elsewhere in the filing that you received a going concern qualification with your 2017 Audit Opinion. As such, please file your audited financial statements and the audit opinion complying with Rule 2-02 of Regulation S-X in accordance with Part F/S (b)(2) . In addition, file a consent from your independent accounting firm as an exhibit in accordance with
Part III Item
             17.11(a) and (b) of Form 1-A.

             Refer to Item 9. Management's Discussion and Analysis of Financial Condition and
             Results of Operations in Form 1-A and provide a discussion regarding the financial condition and results of operations for each year and interim period for which financial statements are required, including the causes of material changes from year to year or period to period in financial statement line items.

             Provide a discussion of the adjustments made in your pro forma financial statements.

             Tell us your consideration of the Nasadent, LLC acquisition in your pro forma financial statements.

             Ensure that the financial numbers reported in Part 1 of the Form 1-A concurs with the amounts reported in your financial statements to be filed in accordance with bullet point one noted above.
Exhibit Index, page 87

3. Please file the Clay Assignment Agreement and the Apollonia Assignment Agreement.
         Please also file a consent for Palladian Valuation, which provided you with a fairness opinion for the transaction. Refer to Sections 6 and 11(a) of Item 17 of the Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank Ramirez
St. Renatus, LLC
December 11, 2018
Page 3

       You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameFrank Ramirez
                                                        Division of Corporation
Finance
Comapany NameSt. Renatus, LLC
                                                        Office of Healthcare &
Insurance
December 11, 2018 Page 3
cc:       Brett Hanson
FirstName LastName